FORM 1-SA

SEMIANUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2022

For

The Holiday Lifestyle Fund 1 L.L.C.

A Florida Limited Liability Company

I.R.S EIN:0001851006

The Holiday Lifestyle Fund 1 L.L.C.

169 Griffin Boulevard, Suite 106

Panama City Beach, Florida 32413

Phone: 850-235-2090

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a statement by the management regarding the period of January 1, 2022 through June 30, 2022. The following balance sheets were prepared by the Company.

Revenue

For the period of January 1, 2022 through June 30, 22 the Company had zero dollars ($0) in revenues because the Company had no operations during this period.

Operating Expenses

For the period of January 1, 2022 through June 30, 2022 the Company had zero dollars ($0) in Operating Expenses because the Company had no operations during this period.

General and Administrative Expense

General and administrative expenses remained at zero dollars ($0) for the period because the Company had no operations during this period.

Loss from Operations

Losses from operations remained at zero dollars ($0) for the period because the Company had no operations during this period.

Item 2. OTHER INFORMATION

There is no information required to be disclosed under Item 2 of the Form 1-SA

Profit and Loss

January – June, 2021

Income

Holiday Lifestyle Fund 1, LLC

Balance Sheets

For the period January 1, 2022 - June 30, 2022 and January 1, 2021 - June 30, 2021

ASSETS	2022	2021
Current Assets	$—	$—
Cash	—	—
Total Current Assets

TOTAL ASSETS	$—	$—
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities
Total Current Liabilities	$—	$—

TOTAL LIABILITIES	—	—

Member’s Equity

TOTAL MEMBER’S EQUITY	—	—

TOTAL LIABILITIES AND MEMBER’S EQUITY	$—	$—

The Holiday Lifestyle Fund 1, LLC

Statements of Operations

For the period January 1, 2022 – June 30, 2022 and January 1, 2021 – June 30, 2021

	2022	2021
REVENUE
Total revenue	$—	$—

EXPENSES
Total operating expenses	—	—

LOSS FROM OPERATIONS	—	—

OTHER INCOME (EXPENSES)	—	—

NET LOSS	$—	$—

The Holiday Lifestyle Fund 1, LLC

Statements of Member’s Equity

For the period January 1, 2022 – June 30, 2022 and January 1, 2021 – June 30, 2021

	Class A Units	Class A Units Value	Class B Units	Class B Units Value	Retained Earnings	Total
January 1, 2021	-	$ -	-	$-	$-	$-

Issuance of Founders Units	—	—	27,000	—	—	—

Contribution from Member	—	—	—	—	—	—

Net income (loss)	—	—	—	—	—	—

June 30, 2021	—	$—	27,000	$—	$—	$—

June 30, 2022	—	$—	27,000	$—	$—	$—

The Holiday Lifestyle Fund 1, LLC

Statements of Cash Flows

For the period January 1, 2022 – June 30, 2022 and January 1, 2021 – June 30 2021

CASH FLOWS FROM OPERATING ACTIVITIES	2022	2021
Net loss	$—	$—
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Net cash provided by operating activities	—	—

CASH FLOWS FROM INVESTING ACTIVITIES
Net cash (used in) investing activities	—	—
CASH FLOWS FROM FINANCING ACTIVITIES
Contribution from shareholder	—	—
Net cash provided by financing activities	—	—

NET INCREASE IN CASH	—	—

Cash at beginning of year	—	—
Cash at end of year	$—	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Cash paid during year for interest	$—	$—
Cash paid during year for income taxes	$—	$—

EXHIBITS

Exhibit 2 Articles of Organization

Exhibit 3 Operating Agreement

Exhibit 4 Subscription Agreement

Exhibit 11 Written Expert Consent Letter of Accountant

Exhibit 16 Affiliates Diagram

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Panama City Beach, FL, on September 27, 2022.

(Exact name of issuer as specified in its charter)

Holiday Lifestyle Fund 1, L.L.C.

169 Griffin Boulevard, Suite 106

Panama City Beach, Florida 32413

 s/Robert Easter, Jr.

Robert Easter, Jr., Chief Executive Officer of the Company

Date: September 27, 2022

Location Signed: City of Panama City Beach, Florida

Pursuant to the requirements of Regulation A, this Report has been signed by the following persons in the capacities and on the dates indicated:

 s/Robert Easter, Jr.

Robert Easter, Jr., Chief Executive Officer of the Company

Date: September 27, 2022

Location Signed: City of Panama City Beach, Florida